MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of February 28, 2006 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2005.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur and specifically IRC’s anticipation that its first payment from the Voisey’s Bay royalty will be received during 2006.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the timing of Voisey’s Bay Nickel Company’s booking of proceeds under applicable sales agreements.  The forward-looking statements included in this document represent IRC’s views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

Material Assumptions

IRC’s statement in this document regarding its anticipated timing of a royalty payment is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by Inco to IRC directly, Inco’s statements in the public domain and that the terms of the applicable sales agreements for the concentrate will be consistent with statements made by Inco to IRC.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)	Year ended December 31,		Period from May 7, 2003 to December 31,
	2005	2004	2003
Statement of Operations
Royalty revenues	$ 425	$ 357	$ 178
Amortization of royalty interest in mineral properties	363	277	143
General and administrative	2,280	636	254
Net loss	(8,495)	(645)	(213)
Basic and diluted loss per share	(0.17)	(0.08)	(0.03)
Statement of Cash Flows
Cash used in operating activities	(1,789)	(161)	(143)
	December 31,
	2005	2004	2003
Balance Sheet
Total assets	255,165	3,502	2,359
Senior Secured Debentures	21,368	-	-
Shareholders’ equity	159,894	2,758	231

FINANCIAL PERFORMANCE

Financial overview

The Company’s profile changed dramatically on February 22, 2005 with the successful completion of its initial public offering (“IPO”), raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company (“Common Shares”).  The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the “Unit Offering”), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures.  The proceeds were used for the indirect acquisition of the Voisey’s Bay royalty interest and other royalty interests as further described in the Company’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004.

During 2004, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources.  In addition, IRC’s directors were paid no fees during 2004 and professional fees were kept to a minimum.  With the completion of the IPO, all employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty interest opportunities.   We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC.  Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO.  In addition, the Company’s larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

Loss before income taxes for the year ended December 31, 2005 was $9,074,000 or $0.18 per share compared to a loss of $645,000 or $0.08 per share for the year ended December 31, 2004.  During 2005,

the Company issued 3,978,000 stock options to its directors, officers and employees, resulting in a charge of $4,992,000 to stock-based compensation expense during the year, compared to $92,000 for the year ended December 31, 2004.  General and administrative expenses increased from $636,000 for the year ended December 31, 2004 to $2,280,000 during the year ended December 31, 2005.  Legal, accounting and other professional fees accounted for $380,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, tax preparation and planning issues, and also with the implementation of its shareholders’ rights plan.  Salaries and benefits increased by $520,000 due to the transition to full time salaries and the increase in the number of employees described above.  The increase in personnel also contributed to an increase in travel and entertainment costs during 2005 of $116,000.  Investor relations costs increased by $186,000 during the year to $208,000 compared to $22,000 during the same period of 2004.  The Company had its first annual meeting during 2005, contributing to an increase in printing costs of $41,000.  Other increases included directors’ fees, $66,000; insurance expense, $114,000; listing, filing and transfer fees of $60,000 and; general office costs of approximately $79,000.  Business development expenses were $263,000 during the year ended December 31, 2005 compared to $nil in 2004 and impairment of royalty interests in mineral properties was $64,000, compared to $nil in 2004.  The Company incurred $1,826,000 of interest expense during the year related to the senior secured debentures, and also earned $374,000 of interest income from investment of excess cash, short-term investments and restricted cash compared to $nil in the previous year.  The Company also incurred a foreign currency loss of $85,000 during the year ended December 31, 2005, due to a stronger Canadian dollar, consisting primarily of a loss of $1,419,000 on the senior secured debentures, partially offset by a gain of approximately $1,015,000 from cash, short-term investments, and restricted cash held in Canadian dollar denominated accounts and also by a change in the value of the Company’s future income tax assets of $325,000.

Revenue and operations

During the year ended December 31, 2005, royalty revenues increased to $425,000 from $357,000 during the previous year, partially due to an increase in the ounces of gold produced at the Williams mine during the period and also due to an increase in the average price of gold from $409 during 2004 to $445 during 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  At December 31, 2004, the Williams mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate.  This has resulted in an increased rate of amortization over the remaining life of the Williams mine royalty interest and a corresponding reduction in gross profit from royalty interests.  Amortization on mineral properties increased from $277,000 in the year ended December 31, 2004, to $363,000 during 2005.  The increase can be attributed to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams mine during 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items, was $2,017,000 during the year ended December 31, 2005 compared to $277,000 during the year ended in 2004.  General and administrative expenses excluding non-cash items increased by $1,632,000 during 2005, due to the increased costs previously described.  Interest expense excluding non-cash items was $1,168,000 during 2005 and $nil in 2004.  Business development expenses were $263,000 during the year ended December 31, 2005, compared to $nil in the same period a year ago.  These decreases were offset by interest income of $374,000, a currency gain on cash balances of $885,000 compared to a loss of $2,000 in 2004, and increased royalty revenues of $68,000.

Investing Activities

During the year ended December 31, 2005, IRC acquired the Voisey’s Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million.  IRC also has invested a total of $1.7 million in restricted cash during the period, including $1.4 million into an interest escrow account for the senior secured debentures and $300,000 in escrow for the completion of a pending royalty interest acquisition.  The Company also invested approximately $1.7 million in short-term investments during 2005.

Financing Activities

On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000.  Coinciding with the IPO, the Company also completed a “Unit Offering” for gross proceeds of CA$30,000,000.  The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  Proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,220)	(13,087)
Net proceeds	176,280	142,893

Cash Resources and Liquidity

The Company had a cash and short-term investment position of $14.5 million at December 31, 2005 and working capital of $15.9 million, an increase of $13.6 million and $14.9 million, respectively, from December 31, 2004.  The large increase during the year is a result of the Company’s completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the royalty interests and administrative costs as described above.

The Company’s near-term cash requirements are limited to general and administrative, and business development expenses.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that cash and short-term investments available at December 31, 2005 will be sufficient to cover the cost of general and administrative and business development expenses at least through 2006.  With the commencement of production at the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company’s contractual obligations for future payments are summarized as follows.

($ in thousands ) Year	Debenture Principal Obligations (1)

2006	$ -
2007	-
2008	-
2009	-
2010	-
2011	25,740
Total	$ 25,740

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1655.

Financial Position

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes.  This adjustment will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at December 31, 2005 are as follows:

(in thousands of $)
Adjustment to royalty interests in mineral properties	$78,239
Adjustment to share issue costs	(3,112)
Net operating losses	(2,484)
Discount on senior secured debentures	641
Other, net	(132)
$73,152

During the year ended December 31, 2005, the Company issued 3,978,000 stock options to its directors, officers and employees.  The stock options were at a weighted average exercise price of CA$4.19 per share and vested over periods ranging from 0 to 3 years at the time of issuance.

Related Party Transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005.  The terms of the sublease were the same as the original underlying lease.  Rent expense under the sublease during 2005, 2004 and 2003 was $10,000, $24,000, and $12,000, respectively.

During the years ended December 31, 2005 and 2004, and the period ended December 31, 2003, IRC incurred legal fees of CA$12,000, CA$42,000 and CA$35,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2005 and 2004.

Quarterly information

Loss before income taxes for the quarter ended December 31, 2005 was $956,000 or $0.02 per share compared to a loss of $229,000 or $0.03 per share for the quarter ended December 31, 2004.    General and administrative expenses increased by $378,000 to $633,000 during the quarter ended December 31, 2005, compared to the quarter ended December 31, 2004.  Salaries and benefits increased by $144,000 to $234,000 due to the transition to full time salaries and the increase in the number of employees described above.  Stock-based compensation was $125,000 during the fourth quarter of 2005 compared to nil during 2004.  Investor relations costs were $62,000 during the quarter compared to $22,000 during the same period of 2004.  Legal, accounting and other professional fees accounted for $35,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, and also with tax preparation and planning issues.  Other general and administrative increases during the period included directors’ fees, $13,000; insurance expense, $32,000; listing, filing and transfer fees of $24,000; printing and reproduction, $9,000; travel and entertainment costs, $25,000 and; general office costs of approximately $18,000.  During the quarter ended December 31, 2005, business development expense was $58,000 compared to $nil for the same period in 2004.  In 2005, IRC incurred $553,000 of interest expense during the quarter related to the senior secured debentures, and also earned $113,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year.  The Company also realized a foreign currency gain of $276,000 during the quarter due to the strengthening of the Canadian dollar.

During the quarter ended December 31, 2005, royalty revenues increased to $113,000 from $96,000 in the same quarter of 2004, due primarily to an increase in the average price of gold from $434 in 2004 to $485 in 2005.

Cash used in operating activities, before changes to non-cash working capital items was $758,000 during the quarter ended December 31, 2005 compared to $161,000 during the quarter ended December 31, 2004.  Cash general and administrative expenses increased by $372,000 during 2005, due to the increases previously described.  Cash interest expense was $354,000 and business development expenses were $58,000 during the quarter ended December 31, 2005, compared to $nil in the same period a year ago.  These decreases were offset by interest income of $113,000, a cash foreign currency gain of $53,000 compared to a loss of $3,000 in the 2004 period, and an increase in royalty revenues of $17,000.

The following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except per share data)	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations
Royalty revenues	$113	$107	$107	$98	$96	$73	$102	$86
Net loss	(761)	(1,128)	(989)	(5,617)	(229)	(104)	(110)	(202)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.20)	(0.03)	(0.01)	(0.01)	(0.02)

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company’s IPO in February 2005.  In addition, all of the quarters of 2005 were impacted by the increased administrative burden resulting from the Company’s IPO, as discussed above.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In practice, management has used a rolling average of royalty receipts to estimate future receipts.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.  In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.  Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized.  At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option.  Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

Short-term Investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash, are carried at the lower of amortized cost plus accrued interest and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income in the consolidated statement of operations.

Variable Interest Entities

The Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline establishes when a company should consolidate a variable interest entity in its financial statements.  AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive the majority of the VIE’s expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of the Debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values.  The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain comprehensive income items.  In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus.  It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain specified items.  For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.  The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

During November 2005, Inco Limited announced its first shipment of nickel concentrate from the Voisey’s Bay mine and subsequently announced production of its first finished nickel product from the Voisey’s Bay mine in early January 2006.  This schedule should result in the recognition of the Company’s first royalty revenue from Voisey’s Bay during 2006 and a corresponding increase in amortization of the royalty interest.  In addition, the Company will incur a full year of post- IPO general and administrative expenses, interest expense and interest income during 2006, compared to 10 months during 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability once payments from the Voisey’s Bay Royalty begin.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of February 28, 2006, there were 57,030,268 Common Shares outstanding.  In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share.  There were also 1,496,248 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 424,710 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share.  All warrants expire on February 22, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, the Chief Executive Officer and the Chief Financial Officer (the "Disclosure Committee") have evaluated the effectiveness of the Company's disclosure controls and procedures for the year ended December 31, 2005.  Generally, the Disclosure Committee has concluded that the Company's disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..